SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on October 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: October 31, 2006	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACTS:	Gary S. Maier/Crystal Chang Warner
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2007 SECOND QUARTER RESULTS
-- Net Income Up 77 Percent for Six-Month Period --

HONG KONG — October 31, 2006 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its second fiscal quarter ended September 30, 2006, reflecting both the improvement in operations as a result of the recently completed reorganization and business strategy revision, and contributions from the company’s new tooling and metal operations located in Wuxi.
The results for the fiscal 2007 second quarter do not include any contributions derived from the company’s acquisition on September 18, 2006 of Golden Bright Plastic Manufacturing, which will be reflected in the results commencing in the third fiscal quarter.
Net income for the fiscal 2007 second quarter was $188,000, or $0.05 per diluted share, compared with a net loss of $112,000, or $0.03 per share, during the same period last year. Net sales for the 2007 fiscal second quarter increased 8.4 percent to $7.4 million from $6.9 million a year earlier.
Net income for the six-month period increased 77 percent to $758,000 from $428,000 a year earlier. Results in the same period a year ago included a one-time $940,000 gain related to the sale of the company’s rights to its Kienzle trademark. Net sales for the fiscal 2007 first half increased 9.7 percent to $14.7 million compared with $13.4 million a year ago.
“Results for the first half of fiscal 2007 highlight the company’s success in offsetting the loss of approximately $1.6 million in sales due to the divestiture of most of the company’s unprofitable clock, watch and camera businesses and the benefit of our strategic decision to curtail these business segments in fiscal 2006. Our year-to-date performance indicates that the company is on the right course by emphasizing its OEM operations. Metal, mechanical and electronic OEM net sales for the quarter represented approximately $13.6 million, or 92.1 percent of the company’s total net sales, which underscores the company’s successful transition away from non-core businesses to its profitable OEM manufacturing operations,” said Roland Kohl, chief executive officer.

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Highway Holdings Ltd.

Gross profit as a percentage of sales for the second fiscal quarter of fiscal 2007 was 20 percent compared with 18 percent in the same period a year ago, due primarily to the shift from the very low margin clock, watch and camera businesses to higher margin OEM operations. Gross profit increased 21.8 percent to $1.5 million from $1.2 million last year, reflecting both increased sales and a focus on higher margin OEM business.
Selling, general and administrative expenses for the fiscal quarter declined by $154,000, or 11.02 percent, from the same period a year ago primarily due to the retrenchment of the company’s German clock and watch marketing operations in the recent reorganization.
Kohl noted the company’s balance sheet remains strong. Cash and cash equivalents were $6.3 million at September 30, 2006, compared with $6.4 million at fiscal year end, March 31, 2006, despite approximately $600,000 of additional purchases of fixed assets for new machinery and equipment and a $514,000 payment related to the company’s Golden Bright Plastic Manufacturing acquisition in mid-September and dividend payments totaling $703,000. The total shareholders equity at September 30, 2006 was $12.35 million compared with $12.27 million at 2006 fiscal year end. The company’s current ratio was 2.09:1 at September 30, 2006.
Kohl indicated that continuing increases in raw material costs during the past 18 months, particularly oil combined with rapid industry expansion throughout China, have had an inflationary effect on operating costs, such as transportation, labor and electricity. He added that these additional expenses are expected to have a short-term impact on Highway Holdings, as well as on the company’s competitors. Because the company may not be able to immediately pass all of the cost increases through to its customers, future operating results may reflect the consequences of higher costs. However, over the longer term, the company is working with customers to address these higher expenses.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as LED Lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)
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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,

	2006	2005	2006	2005

Net sales	$7,428	$6,855	14,723	13,418
Cost of sales	5,964	5,653	11,733	10,835
Gross profit	1,464	1,202	2,990	2,583
Selling, general and administrative expenses	1,243	1,397	2,430	2,736
Gain on sale of industrial property rights	0	0	0	(940)
Operating income	221	(195)	560	787

Non-operating items
Interest expenses	(54)	(27)	(101)	(56)
Exchange gain (loss), net	(22)	(58)	226	(456)
Interest income	35	13	81	23
Other income/ (expense)	8	155	18	160
Total non-operating income (expenses)	(33)	83	224	(329)

Net income/(loss) before income tax	188	(112)	784	458
Income taxes	0	0	26	30
Net income/(loss)	$188	$(112)	$758	$428

Earning per share - basic	$0.05	($0.03)	$0.21	$0.13
Weighted average number of shares - basic	3,611	3,302	3,611	3,302

Earning per share - diluted	$0.03	($0.03)	$0.21	$0.12
Weighted average number of shares - diluted	3,611	3,455	3,611	3,455

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	September 30,	March 31
	2006	2006
	(Unaudited)
Current assets
Cash and cash equivalents	$6,262	$6,384
Restricted cash	965	965
Accounts receivable, net of doubtful accounts	4,386	3,789
Inventories	4,247	4,118
Short term investment	306	300
Prepaid expenses and other current assets	745	546
Total current assets	16,911	16,102

Property, plant and equipment, net	3,314	2,787
Investment and advance in affiliate	516	2
Total assets	$20,741	$18,891

Current liabilities:
Accounts payable	$3,630	$2,498
Short-term borrowing	2,613	2,015
Current portion of long-term debt	419	481
Accrued mould charges	281	246
Accrual payroll and employee benefits	358	292
Income tax payable	26	0
Other liabilities and accrued expenses	761	610
Total current liabilities	8,088	6,142

Long-term liabilities:
Long-term debt	143	322
Deferred income taxes	153	153

Shareholders’ equity:
Common shares, $0.01 par value, authorized 20,000,000 shares	35	35
Additional paid-in capital	10,256	10,245
Retained earnings	2,187	2,133
Accumulated other comprehensive income	(68)	(86)
Treasury shares, at cost-37,800 shares	(53)	(53)
Total shareholders’ equity	12,357	12,274

Total liabilities and shareholders’ equity	$20,741	$18,891